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Michael S. Roe Assistant General Counsel	Ashland Inc. 50 E. RiverCenter Blvd., P.O. Box 391 Covington, KY 41012-0391 Tel: 859 815-3430

March 21, 2014

Ms. Nudrat Salik
Staff Accountant
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:       Ashland Inc.
Form 10-K for the Year Ended September 30, 2013
Filed November 27, 2013
Form 10-Q for the Period Ended December 31, 2013
Filed January 30, 2014

Dear Ms. Salik:

We acknowledge receipt of the Staff’s letter to Ashland Inc., dated March 19, 2014, regarding the above referenced filings.  Pursuant to your telephone conversation today with Michael Meade, Ashland’s Assistant Controller, this letter is to confirm Ashland’s request for an extension to respond to the Staff’s letter and the Staff’s grant of such an extension to April 9, 2014.

If you have any questions or comments regarding this matter, please contact me or Mr. Meade at (859) 815-3430 and (859) 815-3402, respectively.  Thank you for your consideration.

Sincerely,

/s/ Michael S. Roe
Michael S. Roe
Assistant General Counsel

cc:	Terence O'Brien, Accounting Branch Chief
Michael Meade, Assistant Controller